UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               _______________

                                  FORM 8-A/A
                       (Post-Effective Amendment No. 3)


              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               _______________


                        CARRINGTON LABORATORIES, INC.
            (Exact name of registrant as specified in its charter)

             Texas                                   75-1435663
    (State of incorporation)          (I.R.S. employer identification number)
     2001 Walnut Hill Lane
         Irving, Texas                                 75038
 (Address of principal executive offices)            (Zip Code)



      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                     None

      If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

      If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: [X]

      The Securities Act registration statement file number to which this form relates: (if applicable)

                                     None

      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                      Preferred Share Purchase Rights
                              (Title of Class)

 Item 1.  Description of Registrant's Securities to be Registered.

      The response to Item 1 is hereby amended to read in its entirety as follows:

      On September 19, 1991, the Board of Directors of Carrington Laboratories, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend was paid on October 15, 1991 (the "Record Date") to the shareholders of record on that date. In addition, the Company authorized the issuance of one Right with respect to each Common Share that becomes outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). Each Right initially entitled the registered holder to purchase from the Company one one-hundredth of a share of Series D Preferred Stock, par value $100 per share (the "Preferred Shares"), of the Company at a price of $80 per one one-hundredth of a Preferred Share (the "Initial Purchase Price"), subject to adjustment. Also on September 19, 1991, the Company and Ameritrust Company National Association, as rights agent, entered into a Rights Agreement (the "Original Rights Agreement") containing the terms and conditions of the distribution and execution of the Rights.

      Effective as of October 21, 1998, the Company and American Stock Transfer & Trust Company, as successor rights agent (the "Rights Agent"), entered into Amendment No. 1 to the Original Rights Agreement ("Amendment No. 1") amending the Original Rights Agreement in certain respects.

      On September 27, 2001, the Board of Directors of the Company authorized the renewal, extension, amendment and restatement of the Original Rights Agreement (as amended by Amendment No. 1), which was due to expire on October 15, 2001, and approved the Amended and Restated Rights Agreement, which was executed effective as of October 15, 2001 (the "Rights Agreement") by the Company and the Rights Agent. In addition to other changes that it made, the Rights Agreement (1) extended the Final Expiration Date (as hereinafter defined) from October 15, 2001 to October 15, 2011; (2) lowered the threshold level of beneficial ownership that triggers exercisability of the Rights from 20% to 15% of the Company's outstanding Common Shares; (3) reduced the Initial Purchase Price for one one-hundredth of a Preferred Share from $80 to $20, subject to adjustment; (4) provided for the issuance of Rights with respect to Common Shares that become outstanding after the Distribution Date (as hereinafter defined) and prior to the earlier of the Redemption Date (as hereinafter defined) and the Final Expiration Date (as hereinafter defined); and (5) decreased the Redemption Price (as hereinafter defined) from $.01 to $.001 per Right.

      On December 16, 2003, the Board of Directors of the Company authorized an amendment to the Rights Agreement, and approved Amendment No. 1 to the Rights Agreement, which was executed effective as of December 17, 2003 (the Rights Agreement, as amended by Amendment No. 1 thereto, the "Amended Rights Agreement") by the Company and the Rights Agent. The sole change made by Amendment No. 1 to the Rights Agreement is to increase the Purchase Price from $20.00 to $100.00 (the "Purchase Price"), subject to adjustment.

      Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares and (ii)10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15% or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights to Purchase Preferred Shares that is attached as Exhibit C to the Amended Rights Agreement (the "Summary of Rights") attached to such certificate.

      The Amended Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Amended Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

      The Rights are not exercisable until the Distribution Date. The Rights will expire on October 15, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

      The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or
 (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

      Preferred Shares purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each Preferred Share will be entitled to receive a dividend payable in cash, stock or otherwise when, as and if declared by the Board of Directors. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

      Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

      In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the
 Acquiring Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

      At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group, which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company may, but will not be required to, issue fractions of a Preferred Share. In lieu of issuing fractional Preferred Shares, the Company may utilize a depositary arrangement or, in the case of a fractional Preferred Share other than one one-hundredth of a Preferred Share or any integral multiple thereof, pay to the person entitled to receive such fractional share an amount in cash based on the market price of the Preferred Shares on the last trading day prior to the date of exercise of the Right to purchase such fractional share.

      At any time prior to the earlier of the Final Expiration Date and the close of business on the tenth day following a public announcement that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the "Redemption Date." Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

      At any time prior to the Distribution Date and subject to the last sentence of this paragraph, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001% and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%. From and after the Distribution Date and subject to applicable law, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights to, among other things, make any other provisions in regard to matters under the Amended Rights Agreement that the Company may deem necessary or desirable and that will not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price with respect to any redemption of Rights that occurs prior to the Final Expiration Date (except as required by antidilution provisions) or (ii) provide for a Final Expiration Date that is earlier than October 15, 2011.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

      The Preferred Shares will rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to all other series of preferred stock of the Company, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.

      As of December 12, 2003, there were 10,330,278 Common Shares issued and outstanding, and an aggregate of 2,160,063 Common Shares were reserved for issuance pursuant to the Company's 1995 Stock Option Plan, as amended, the Company's Employee Stock Purchase Plan, as amended, and outstanding warrants. One Right has been issued with respect to each Common Share that is currently issued and outstanding, and a Right will be issued with respect to each Common Share that hereafter becomes outstanding prior to the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date. In addition, under certain circumstances a Right must be issued, and under other circumstances a Right may be issued, with respect to each Common Share that becomes outstanding after the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date. The Company's Board of Directors has reserved 300,000 Preferred Shares for issuance upon exercise of the Rights.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by its Board of Directors.
 However, the Rights should not deter any prospective offeror willing to negotiate in good faith with the Company's Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors prior to an Acquiring Person's becoming the beneficial owner of 15% or more of the Company's Common Shares.

      A copy of the Rights Agreement is filed as Exhibit 4.1 to Post-Effective Amendment No. 2 to the Company's Registration Statement on Form 8-A and is incorporated herein by reference. A copy of Amendment No. 1 to the Rights Agreement is filed as Exhibit 4.2 to this Post-Effective Amendment No. 3 to the Company's Registration Statement on Form 8-A and is incorporated herein by reference.

      This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended Rights Agreement.


 Item 2.  Exhibits.

      Item 2 of this Registration Statement is hereby amended by adding the following new exhibit:

      4.2 Amendment No. 1 to the Amended and Restated Rights Agreement, dated effective as of December 17, 2003, between Carrington Laboratories, Inc. and American Stock Transfer & Trust Company, as rights agent.


                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Post-Effective Amendment No. 3 to Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                               CARRINGTON LABORATORIES, INC.


                               By: /s/ Carlton E. Turner
                               -------------------------------------
                               Carlton E. Turner, Ph.D., D.Sc.
                               President and Chief Executive Officer

 Date: December 17, 2003

                             INDEX TO EXHIBITS




    Exhibit                   Description
    -------                   -----------
      4.2      Amendment  No.  1  to  the  Amended  and  Restated
               Rights Agreement, dated effective as of December 17, 2003, between Carrington Laboratories, Inc. and American Stock Transfer & Trust Company, as rights agent.